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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 5, 2003

Commission File No. 1-14838

Rhodia

(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt
France
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Enclosure:

Rhodia's Consolidated Financial Statements for the three years ended December 31, 2002.

        As part of its preparation of Note 29 (Reconciliation to U.S. GAAP and New U.S. Accounting Standards) to the Consolidated Financial Statements, Rhodia determined that it was necessary to restate financial information presented in the U.S. GAAP reconciliation note included in Rhodia's previously issued financial statements, which had been audited by PricewaterhouseCoopers. The restatement was made in order to correctly reflect the minimum pension liability, net of tax, in accordance with FAS 87 Employers' Accounting for Pensions. The effect of the restatement on Stockholders' equity as of December 31, 2001 was a reduction of €218 million under U.S. GAAP. The effect on Comprehensive income/(loss) was an increase in comprehensive loss of €34 million in 2001 and a reduction of comprehensive income of €7 million in 2000. These changes had no effect on Rhodia's primary financial statements and related notes, since they are prepared in accordance with French GAAP.

(This page has been left blank intentionally.)

RHODIA AND SUBSIDIARIES

Report of Independent Accountants

To the Stockholders of Rhodia,

        We have audited the accompanying consolidated balance sheets of Rhodia as of December 31, 2002 and December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash-flows for each of the three years in the period ended December 31, 2002 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in France. These financial statements are the responsibility of the Rhodia's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to below (page F-4 to F-66) present fairly, in all material respects, the financial position of Rhodia and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France.

        Accounting principles generally accepted in France vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter, as restated, would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated stockholders' equity at December 31, 2002 and 2001, to the extent summarized in Note 29 to the consolidated financial statements.

        As explained in note 4 to these financial statements, one of the company's reporting units is still in a development stage and the carrying value of the relating assets could be impacted if there were further delays in launching new drugs.

Paris, France
April 4, 2003

PricewaterhouseCoopers
INDEPENDENT AUDITORS

RHODIA GROUP

CONSOLIDATED BALANCE SHEETS

December 31,

(In millions of €)

	Note	2002	2001	2000
Assets
Goodwill	4	1,186	1,354	1,404
Other intangible assets	5	177	206	180
Tangible assets	6	2,743	3,561	3,759
Investments and other assets:
Deposits and long-term receivables		120	98	103
Investments accounted for by the equity method	7	172	238	269
Investments at cost	8	67	75	112
Deferred charges and other assets	9	841	584	397

Total long-term assets		5,306	6,116	6,224

Inventories	10	835	1,044	1,185
Accounts receivable	11	378	524	819
Other current assets	12	917	916	1,079
Marketable securities	14	108	180	94
Cash and cash equivalents		143	233	165

Total current assets		2,381	2,897	3,342

Total Assets		7,687	9,013	9,566

The accompanying notes are an integral part of the Consolidated Financial Statements.

	Note	2002	2001	2000
Liabilities and Stockholders' Equity
Common stock; par value €1 in 2002, €15 in 2001 and 2000; 179,309,188 shares issued in 2002, 2001 and 2000		179	2,690	2,690
Additional paid-in capital		2,514	3	3
Retained earnings/(deficit)		(418)	(374)	(74)
Cumulative translation adjustment		(440)	(52)	(26)

Total stockholders' equity	15	1,835	2,267	2,593
Minority interests	16	23	84	87

Total stockholders' equity and minority interests		1,858	2,351	2,680
Commitments and contingencies	23
Reserves for pensions, deferred income taxes and other costs in excess of one year	17	1,233	1,239	1,149
Other long-term liabilities		141	149	57
Long-term debt	18	1,739	1,949	2,077
Short-term borrowings and current portion of long-term debt	18	645	1,036	1,248
Accounts payable		948	885	1,123
Short-term reserves for pensions, deferred income taxes and other costs	17	301	474	332
Other current liabilities	19	822	930	900

Total current liabilities		2,716	3,325	3,603

Total Liabilities and Stockholders' Equity		7,687	9,013	9,566

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,

(In millions of €)

	Note	2002	2001	2000
Net sales		6,617	7,279	7,419

Production costs and expenses		(4,489)	(5,166)	(5,053)
Administrative and selling expenses		(1,104)	(1,120)	(1,138)
Research and development expenses	25	(201)	(197)	(194)
Depreciation and amortization		(447)	(542)	(492)
Restructuring and environmental costs		(25)	(163)	(14)

Operating income		351	91	528
Financial expense—net	20	(123)	(186)	(177)
Other income/(expense)—net	21	(72)	(108)	(7)

Income/(loss) of consolidated subsidiaries before income taxes		156	(203)	344
Income taxes	22	(66)	86	(95)

Income/(loss) of consolidated subsidiaries		90	(117)	249
Equity in earnings/(losses) of affiliated companies		(38)	(16)	8
Amortization of goodwill		(47)	(75)	(32)

Income/(loss)		5	(208)	225
Minority interests		(9)	(5)	(9)

Net income/(loss)		(4)	(213)	216

Earnings/(loss) per share (in €)
• Basic		(0.02)	(1.19)	1.23
Average shares outstanding		178,765,518	179,103,640	175,843,305

• Diluted		(0.02)	(1.19)	1.23
Average shares after dilution		178,765,518	179,103,640	176,351,932

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31,

(In millions of €)

	Common stock (note 15a)	Additional paid-in capital (note 15a)	Retained earnings/ (deficit) (note 15c)	Net income/ (loss)	Cumulative translation adjustment (note 15d)	Total Stockholders' Equity (note 15)
Balance, December 31, 1999	2,621	3	(462)	227	1	2,390

Allocation to retained earnings			227	(227)		—
Dividends paid			(70)			(70)
Net income				216		216
Treasury stock transactions			16			16
Translation			(1)		(27)	(28)
Capital increase	69					69

Balance, December 31, 2000	2,690	3	(290)	216	(26)	2,593

Allocation to retained earnings			216	(216)		—
Dividends paid			(85)			(85)
Net loss				(213)		(213)
Treasury stock transactions			—			—
Translation			(2)		(26)	(28)

Balance, December 31, 2001	2,690	3	(161)	(213)	(52)	2,267

Allocation to retained earnings			(213)	213		—
Dividends paid			(21)			(21)
Net loss				(4)		(4)
Reclassification	(1)	1				—
Treasury stock transactions			(10)			(10)
Translation			(9)		(388)	(397)
Reduction in par value of common stock from €15 to €1	(2,510)	2,510				—

Balance, December 31, 2002	179	2,514	(414)	(4)	(440)	1,835

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

(In millions of €)

	2002	2001	2000
Net income/(loss)	(4)	(213)	216

Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interests	9	5	9
Depreciation and amortization of assets and changes in reserves	415	750	515
Equity in (earnings)/losses of affiliated companies	42	41	(4)
Dividends received from affiliated companies	3	21	16
Net (gains)/losses from disposals of assets	35	(15)	(13)
Other (gains)/losses from operating activities	36	(184)	(9)
Change in working capital:
(Increase)/decrease in inventories	14	123	(82)
(Increase)/decrease in accounts receivable	(19)	219	272
Increase/(decrease) in accounts payable	204	(185)	240
Increase/(decrease) in other operating assets and liabilities	(229)	114	(158)

Net cash provided by operating activities	506	676	1,002

Additions to property, plant and equipment	(374)	(483)	(503)
Other capital investments	(52)	(102)	(138)
Acquisition of Albright & Wilson and Chirex	—	—	(1,383)
Proceeds from disposals of assets	363	500	124
(Increase)/decrease in loans and short-term investments	3	(69)	(149)

Net cash used for investing activities	(60)	(154)	(2,049)

Capital increase	—	6	63
Dividends paid to Rhodia stockholders	(21)	(85)	(70)
Share (purchases)/sales	(15)	—	16
New long-term borrowings	3,156	1,927	2,222
Repayments of long-term borrowings	(3,424)	(1,770)	(1,697)
Increase/(decrease) in short-term borrowings	(194)	(535)	479

Net cash provided/(used) by financing activities	(498)	(457)	1,013

Net effect of exchange rate changes on cash	(38)	3	5

Increase/(decrease) in cash and cash equivalents	(90)	68	(29)
Cash and cash equivalents at beginning of year	233	165	194

Cash and cash equivalents at end of year	143	233	165

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RHODIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in € millions, unless otherwise stated)

1.    ACCOUNTING POLICIES

        The consolidated financial statements of Rhodia are prepared in accordance with rule no 99-02 issued by the Comité de la Réglementation Comptable (CRC) relating to the consolidated financial statements of commercial societies and public companies. Rule no 00-06, issued by the CRC in January 2002, which defines how companies account for liabilities, has been applied by Rhodia since January 1, 2000. Note 29 provides a reconciliation between accounting principles generally accepted in France (French GAAP) and accounting principles generally accepted in the United States (U.S. GAAP). The accounting policy disclosed in note 1p) differs from French GAAP. However, this policy has no material effect on Rhodia's consolidated financial statements.

(a)  Consolidation policies

        The consolidation is prepared from the accounts as of December 31.

        Rhodia's consolidated financial statements include the accounts of its significant majority-owned subsidiaries (more than 50%). Minority investments in companies where Rhodia's interest is more than 20% are accounted for under the equity method. This method is also applied to 50%-owned joint ventures operationally managed by the other partner (see note 7).

        All significant intercompany transactions are eliminated.

        The results of companies acquired are included from their respective date of acquisition. The results of companies sold are included until their respective date of sale.

(b)  Translation of foreign currencies

        For countries other than those with high inflation:

  •
  transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction or the hedging rate, if any;

  •
  assets and liabilities denominated in foreign currencies, which are not specifically hedged, are translated using exchange rates in effect at the balance sheet dates; exchange differences arising from foreign currency transactions are included in the statement of operations. However, exchange differences arising from intercompany transactions of a long-term nature, which are considered part of Rhodia's net investment, are accounted for net of tax as a separate component of stockholders' equity (cumulative translation adjustment); exchange differences from hedges of foreign currency commitments are deferred and accounted for as part of the hedged transaction;

  •
  financial statements expressed in foreign currency are translated as follows:

  •
  statements of operations of foreign consolidated companies are translated at average exchange rates for the year;

  •
  balance sheets of foreign consolidated companies are translated at the end of year exchange rate, with the exception of equity accounts which are translated at historical rates;

    •
    gains or losses arising from the translation of the financial statements of foreign consolidated companies are accounted for directly in stockholders' equity (cumulative translation adjustment);

        For countries with high inflation:

  •
  non-monetary assets recorded at original cost, such as fixed assets, investments and inventories with a carrying value equal to cost, are translated at historical rates, as are related amounts in the statement of operations;

  •
  gains and losses arising from the translation of financial statements of consolidated companies are included in the statement of operations under the heading "Other income/(expense)—net" (note 21).

(c)  Goodwill

        Goodwill represents the excess of the acquisition cost over the fair value assets of businesses acquired on the date of the transaction. Goodwill is amortized on a straight-line basis over a period of not more than forty years.

(d)  Other intangible assets

        Other intangible assets, consisting principally of patents, trademarks and software, are carried at cost, including capitalized interest, and are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is generally twenty-five years and for software from three to five years.

(e)  Tangible assets

        Land, buildings and equipment are carried at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

        The principal useful lives employed are:

—Buildings	10–40 years
—Plant and equipment:
—Machinery and equipment	5–15 years
—Other equipment	3–15 years
—Vehicles	4–20 years
—Furniture	10–15 years

        Assets leased under a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to Rhodia are capitalized based on their fair market value and depreciated as described above, and a corresponding financial debt is recorded.

(f)    Asset impairment tests

        Goodwill:

        For each enterprise of Rhodia, which corresponds to a reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the enterprise, including goodwill, with the fair value of the enterprise, which corresponds to the discounted cash flows of the enterprise, in the absence of an active market. Rhodia updates this comparison whenever events or circumstances indicate that the net book value of goodwill may not be recoverable. The methodology of valuing the reporting units is described in note 4. When the market value is less than the book value, the market value of all assets relative to the enterprise is taken into account in determining the amount of the accelerated amortization of goodwill.

        Other long-lived assets:

        The book values of other long-lived assets are reviewed whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying value. Rhodia compares the net book values of these assets with the undiscounted future cash flows. When this comparison indicates that accelerated depreciation must be recorded, the amount recorded is the difference between the net book value and the discounted future cash flows.

(g)  Research and development expenses

        Research and development expenses are recorded net of subsidies and are expensed as incurred.

(h)  Investments at cost

        Other investments are carried at the lower of cost or net realizable value; such net realizable value being assessed on the basis of the equity of the entity, forecasts and earnings projections and share price.

(i)    Inventories

        Inventories are stated at the lower of average cost or net realizable value. Due to the rate of inventory turnover, average cost approximates current cost.

(j)    Investments in debt and equity securities and short-term deposits

        Investments in debt and equity securities are stated at quoted market value (if publicly traded) or at the lower of cost or net realizable value (if not publicly traded). Net realizable value is determined by reference to various criteria, including net equity and future financial results of the related company. Short-term deposits are stated at the lower of cost or market.

(k)  Deferred income taxes

        Deferred income taxes are determined at the level of each tax entity. Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates applicable to future periods are used to calculate year-end deferred income tax amounts. Any non-recoverable withholding taxes on undistributed earnings of consolidated companies are also recorded. No tax accrual is recorded on undistributed earnings as Rhodia intends to reinvest these earnings.

        Deferred tax assets resulting from net operating losses and deductible temporary differences are systematically recognized. A valuation allowance is also recorded when their future realization is not likely.

(l)    Pension, retirement and other post-employment obligations

        Rhodia accounts for commitments with respect to pension, retirement and other post-employment obligations based on the "projected unit credit method" including assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels which vary from country to country. Rhodia funds its obligations through pension fund assets or, if not funded, records its obligations through balance sheet accruals, net of unrecognized net gains or losses. The unrecognized gains or losses are amortized over the remaining service lives of active employees for the portion in excess of 10% of the total projected benefit obligation.

(m) Financial instruments

        Rhodia uses various financial instruments to manage its exposure to interest rate and currency risks. Generally, these instruments are valued on a mark-to-market basis with gains or losses recorded in the statement of operations. In the case of effective hedges of specific assets or liabilities, the exchange gains or losses are included in the measurement of the related transaction. In the case of hedging the net investment of a foreign subsidiary, the revaluation of the investment is recorded in cumulative translation adjustments, net of tax.

(n)  Environmental and product liabilities

        Rhodia recognizes losses and accrues liabilities relating to environmental and product liability matters if available information indicates that the event of loss is probable and can reasonably be estimated. With respect to environmental liabilities, Rhodia estimates losses on a case by case basis using available information. With respect to product liabilities, Rhodia estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and (in some cases), settling such claims. If an event of loss is reasonably possible but cannot be reasonably estimated, Rhodia provides appropriate disclosure in note 23a to its consolidated financial statements if such contingency is material. Rhodia records anticipated recoveries from third parties as an asset only when realization is deemed probable.

(o)  Cash and cash equivalents in the Consolidated Statements of Cash Flows

        "Cash and cash equivalents" include the following items: cash on hand, cash in banks, and short-term investments with original maturity of less than three months. The market value of these items is similar to their book value due to their very short-term maturity.

(p)  Stock options

        Stock option and stock purchase plans are accounted for in accordance with the intrinsic value method. This method consists of measuring compensation expense based on the difference between the market value and exercise price of the options at the grant (measurement) date. The effect on net income that would have resulted from the use of the fair value approach is disclosed in note 29g.

(q)  Sales of accounts receivables

        Transfers of accounts receivables are accounted for as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and when Rhodia does not maintain effective control over the transferred assets. Residual interests are recorded at fair value.

(r)  Special purpose entities

        In the management of its operations, if the need arises, Rhodia may use and own shares of special purpose entities, especially in connection with the sales of accounts receivables. Consolidation of these entities is not required since they meet the specific criteria for non-consolidation.

(s)  Estimates and assumptions

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual amounts could differ from these estimates.

(t)    Revenue recognition

        Rhodia's policy is to recognize revenue upon transfer of title and risks of loss, and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the customer's price is fixed or determinable, and collectibility is reasonably assured. Revenue for services are recognized when services are performed.

(u)  Earnings per share

        Basic earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, net of shares held by Rhodia. Diluted earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the dilutive potential common shares (corresponding primarily to stock subscription options) had been issued. Dilutive potential common shares are determined by calculating the number of common shares that could be purchased on the open market using the funds obtained from the exercise of stock subscription options.

(v)  Operating income

        Operating income consists of revenues and expenses resulting from operations. It excludes income and expenses related to investments, to financing or tax strategies and to disposals of activities.

(w)  Treasury stock

        Rhodia S.A. has been authorized by the general stockholders' meeting to trade in Rhodia's shares on the open market. The costs of acquiring any shares under these stockholder authorizations that are not intended to be used for a specific purpose are deducted from stockholders' equity. If these shares are subsequently sold on the open market, the gain or loss is credited or charged to stockholders' equity. Any shares purchased under these stockholder authorizations that are intended to be used for a specific purpose, or to maintain the share market price, or for distribution to employees are recorded as an asset.

2.    COMPARABILITY AND EVOLUTION OF CONSOLIDATION SCOPE

2.1. Comparability

2.1.1.  Accounting principles

        Rhodia, after taking into account the quotation of its shares on the Paris and New York stock exchanges, and the divergence between French GAAP and U.S. GAAP, particularly relating to the accounting for the amortization of goodwill, has reclassified Amortization of goodwill below Operating income in accordance with regulation no 99-02.

        Accordingly, the Operating income for 2001 and 2000 reflects a reclassification of €75 million and €32 million, respectively.

        In addition, in order to reflect the net results of affiliated companies, Rhodia has reclassified the income tax provision relating to the associated companies from Income taxes to Equity in earnings/(losses) of affiliated companies.

        Accordingly, Income taxes and Equity in earnings/(losses) of affiliated companies for 2001 and 2000 reflect a reclassification of €(8) million and €9 million, respectively.

        Goodwill and Other intangible assets are now shown separately on Rhodia's balance sheet. Certain intangible assets at December 31, 2001 and 2000 of €52 million and €54 million, respectively, that were previously recorded as "Deferred charges and other assets" have been reclassified to "Other intangible assets". Also, the negative equity of affiliated companies of €54 million and €53 million, respectively, at December 31, 2001 and 2000 that was previously recorded as a reduction of the balance sheet item "Investments accounted for by the equity method" has been reclassified to "Reserves for pensions, deferred income taxes and other costs in excess of one year".

2.1.2.  Comparative information

        No significant acquisitions or disposals occurred in 2002; therefore, no pro forma accounts are presented.

2.2. Evolution

Significant divestments in 2002

        During 2002, in line with Rhodia's previously announced objective to divest non-strategic businesses, the following businesses were divested:

  •
  In April 2002, the polyvinyl acetate business and acetic acid derivatives activities were sold to Acetex Corporation

  •
  In July 2002, the Teris joint venture was sold to Sita, and the Latexia joint venture and certain paper latex production assets were sold to Raisio. Teris was a venture that specialized in processing hazardous industrial waste, and Latexia was a venture that specialized in producing and marketing latex for the paper industry

  •
  In August 2002, the Kermel entity (meta-aramid technical fibers) was sold through a management buy-out led by Argos Soditic

  •
  In October 2002, the Rhodia-Ster entity (polyester) in Brazil was sold to Groppo Mossi & Ghisolfi

  •
  In December 2002, the industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash) was sold to Bain Capital, and the brewing and enzymes businesses in France and the United Kingdom were sold to Genecor

        Net sales of these businesses in 2002, 2001 and 2000 were €556 million, €725 million and €772 million, respectively.

Significant divestments in 2001

        In April 2001, the European surfactants businesses of Albright & Wilson's (A&W) (research, manufacturing and marketing) were sold to Huntsman International LLC.

        In June 2001, the Empicryl lubricant additives businesses of A&W were sold to Group Degussa AG. Empicryl, which is used in the lubricants industry to improve viscosity, was manufactured at Whitehaven.

        Net sales of A&W's European surfactants and Empicryl lubricant additives businesses for the period April 1, 2000 to December 31, 2000 were €339 million.

Significant acquisitions in 2000

        In March 2000, Rhodia acquired Albright & Wilson which has a global presence in phosphates, phosphorus byproducts and surfactants. A&W has been fully consolidated in Rhodia's financial statements from April 1, 2000. Total cost of acquisition was €925 million, including transaction expenses. Goodwill of €596 million is being amortized on a straight-line basis over 35 years.

        In September 2000, Rhodia acquired Chirex Inc. (Chirex). Chirex has been fully consolidated in Rhodia's financial statements from October 1, 2000. Chirex provides high technological services to the pharmaceutical industry: contract research and development and outsourced manufacturing of active ingredients. Chirex was acquired for a total cost of €569 million, including transaction expenses, and has been consolidated based on the fair values of the assets acquired and liabilities assumed. Goodwill of €461 million is being amortized on a straight-line basis over 30 years. The increase between the provisional and final goodwill of €19 million is principally due to an adjustment of the fair value of net assets acquired.

3.    TRANSACTIONS WITH AVENTIS GROUP

(a)  Operational, administrative and financial transactions

        As of December 31, 2002, 2001 and 2000, Aventis held 25.2% of Rhodia's capital. Up until October 15, 1999, Rhodia was controlled by Aventis. After Rhodia's independence, operational, administrative and financial transactions are still carried out between these two groups. These transactions are not significant. All of these transactions are conducted at similar conditions to market.

(b)  Other transaction

        In accordance with the Environmental Indemnification Agreement with Aventis (note 23a), Rhodia recorded a receivable from Aventis of €35 million as of December 31, 2001. In 2002, an additional €3 million was recorded and €26 million was collected.

4.    GOODWILL

	2002			2001
	Gross value	Amortization	Net book value	Net book value
Balance, January 1	2,287	(933)	1,354	1,404
Additions/(reductions) to goodwill	20	(7)	13	(17)
Goodwill amortization	—	(47)	(47)	(75)
Translation	(267)	133	(134)	42

Balance, December 31	2,040	(854)	1,186	1,354

4.    GOODWILL (Continued)

        Net goodwill as of December 31 relates to the following acquisitions:

	2002	2001
A&W	503	557
Chirex	354	432
RTZ	53	61
Stauffer Chemicals Inc	115	141
Kofran	33	34
Other	128	129

Total	1,186	1,354

        In accordance with note 1f), asset impairment tests were performed for each enterprise of Rhodia.

        The methodology used consists of the development of discounted cash flows, using the following principal assumptions:

  •
  Development by management of medium-term plans for five years

  •
  Discounting the net cash flows from these plans for each reporting unit based on Rhodia's weighted average cost of capital (WACC) for each reporting unit, which is 6.5% (net of tax) for Rhodia, and adjusted, if needed, for the risks associated with the reporting unit.

  •
  Determination of a terminal value by capitalizing the last cash flow of the plan by the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit.

        The enterprise value determined as of December 31, 2002 for the Chirex reporting unit confirms that the goodwill is recoverable. However, this reporting unit, which experienced operating losses in 2001 and 2002, is still in a development phase. Therefore, its forecasts are characterized by a level of uncertainty that will necessitate regular assessments that the assumptions made in the fourth quarter of 2002, which are summarized below, are realized:

  •
  The cash flow forecasts reflect operating losses for 2003 and 2004 principally because of the delayed launching of new drugs that Chirex expects to produce. However, Rhodia is still confident that the performance for 2006 and 2007 will approximate its initial strategic plan

  •
  The discount rate used was 8.5%, which takes into account the higher volatility of the pharmaceutical sector when compared with the specialty chemicals sector in which Rhodia is involved

  •
  The assumed long-term growth rate was 5%, as the average perspective for growth of the pharmaceuticals market is 8% to 10% per year, but could fall to 5% to 7% as anticipated for 2003.

        Considering all these above assumptions, the terminal value represents essentially the total enterprise value of the Chirex reporting unit.

5.    OTHER INTANGIBLE ASSETS

        Other intangible assets consist of the following as of December 31:

	2002			2001
	Gross value	Amortization	Net book value	Net book value(1)
Patents and trademarks	101	(63)	38	59
Software	260	(165)	95	98
Other	80	(36)	44	49

Total	441	(264)	177	206

(1)
Accumulated amortization as of December 31, 2001 was €270 million.

        Amortization charges relating to other intangible assets are as follows:

	2002	2001	2000
Patents, trademarks and software	(30)	(34)	(35)
Other	(3)	(5)	(7)

Total	(33)	(39)	(42)

6.    TANGIBLE ASSETS

(a)  Tangible assets consist of the following as of December 31:

	2002			2001
(at cost)	Gross value	Amortization	Net book value	Net book value(1)
Land	208	(45)	163	207
Buildings	1,125	(655)	470	581
Plant and equipment	5,633	(3,748)	1,885	2,376
Assets under construction	225	—	225	397

Total	7,191	(4,448)	2,743	3,561

(1)
Accumulated depreciation as of December 31, 2001 was €5,303 million.

        Included in the above table are the following amounts related to assets subject to capital leases as of December 31:

	2002	2001
Land	2	2
Buildings	16	16
Plant and equipment	15	130

Gross value—at cost	33	148
Less accumulated depreciation	(22)	(117)

Net book value	11	31

(b)  Movements

	2002	2001	2000
Net book value, January 1	3,561	3,759	2,947

Additions	368	518	509
Disposals	(157)	(181)	(103)
Depreciation for the year	(409)	(500)	(450)
Other (translation, changes in structure)	(620)	(35)	856

Net book value, December 31	2,743	3,561	3,759

7.    INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2002	2001	2000
Balance, January 1(1)	238	269	225

Equity in income/(losses)	(38)	(16)	8
Rhodia's share of Butachimie's income taxes	(2)	(23)	—
Dividends paid	(3)	(21)	(16)
Changes in scope of consolidation	(26)	24	46
Translation	3	5	6

Balance, December 31	172	238	269

(1)
As described in 2.1.1. the negative equity of affiliated companies was reclassified to Other long term liabilities.

        The useful lives of the tangible assets at Nylstar, accounted for by the equity method, have been revised to conform to the useful lives used by Rhodia. The impact on income amounted to €3.8 million.

        Distribution of the investments accounted for by the equity method:

	% Ownership	2002	2001
Nylstar Group	50.00	51	81
Butachimie	50.00	56	18
Teris Group(1)	—	—	54
Rhodia Hengchang(1)	—	—	11
Other (less than €10 million)		65	74

Total		172	238

(1)
Teris was sold in July 2002. Rhodia Hengchang is fully consolidated since January 1, 2002.

(a)  Joint-ventures accounted for by the equity method

        Rhodia holds a 50% interest in Butachimie. Rhodia purchases 50% of Butachimie's production, and almost all of these purchases are sold on to Rhodia companies, which produce nylon thread. Because Butachimie's production is closely integrated with the industrial process of Rhodia, the operating results of this entity are accounted for as a reduction of Production costs and expenses in the consolidated statements of operations rather than being included in Equity in earnings/(losses) of affiliated companies. In addition, income taxes are not presented in Equity in earnings/(losses) of affiliated companies but in Income taxes.

        Besides its interest in Butachimie, Rhodia has other joint-ventures with a 50% ownership interest, the most important of which are Nylstar (nylon thread business) and Primester (cellulose acetate business) whose partners are SNIA (Italy) and Eastman Chemicals Company (USA), respectively.

        Financial information, aggregated relative to these joint-ventures, is presented below.

        Statement of operations (excluding Butachimie) and balance sheet as of December 31 (including Butachimie):

	2002	2001	2000
Net sales	873	1,357	1,263
Operating income	(7)	6	69
Current assets	600	740	810
Total assets	1,724	2,189	2,114
Stockholders' equity	276	355	457
Financial debt	783	1,199	988

        The variation in 2002, especially net sales, reflects the disposals of Teris and Latexia (see note 2.2).

(b)  Other affiliates accounted for by the equity method:

	2002	2001	2000
Net sales	175	226	196
Net income/(loss)	(4)	(2)	5
Total assets (December 31)	236	363	353

(c)  Commercial transactions between Rhodia consolidated companies and affiliates accounted for by the equity method:

	2002	2001	2000
Purchases from affiliates accounted for by the equity method	167	160	174
Sales to affiliates accounted for by the equity method	139	188	184

8.    INVESTMENTS AT COST

        Investments at cost consist of the following as of December 31:

	% Ownership	2002	2001
Phosphoric Fertilizers Industry	8.41	9	6
Stilon	14.80	6	7
Other (less than €5 million)		52	62

Total		67	75

        Stilon is an affiliate of Nylstar Group (accounted for by the equity method). Rhodia owns an additional 14.80%. Rhodia's investment value equals its share of Stilon's stockholders' equity. The Other category includes some entities that are majority owned or owned by more than 20%. However, these entities are not consolidated because they are not significant.

9.    DEFERRED CHARGES AND OTHER ASSETS

        Deferred charges and other assets consist of the following as of December 31:

	2002	2001
Long term receivables	108	74
Long term deferred tax assets	195	128
Minimum pension liability adjustment (note 17c)	270	231
Prepaid pension cost (note 17c)(1)	252	137
Other	16	14

Total	841	584

(1)
Prepaid pension costs correspond to the U.K. and U.S. pension plans. The change during the period reflects additional contributions.

10.  INVENTORIES

        Inventories consist of the following as of December 31:

	2002	2001
Raw materials and spare parts	350	457
Work in progress	50	78
Finished products	512	597

Gross book value	912	1,132
Valuation allowances	(77)	(88)

Net book value	835	1,044

11.  ACCOUNTS RECEIVABLE

        Accounts receivable consist of the following as of December 31:

	2002	2001
Accounts receivable	417	567
Less: allowance for doubtful accounts	(39)	(43)

Net receivables	378	524

        Certain Rhodia companies sold uncollected receivables during 2002 and 2001 in accordance with multi-year agreements entered into with various banks. The amount of receivables sold as of December 31, 2002 and 2001 was €627 million and €718 million, respectively, which generated a net cash collection of €531 million in 2002 compared with €617 million in 2001. The average amount of receivables sold in 2002 was €635 million compared with €613 million in 2001, which generated an average net cash collection of €539 million in 2002 compared with €519 million in 2001. Residual interests are stated at fair value, based on the present value of estimated cash flows.

12.  OTHER CURRENT ASSETS

        Other current assets consist of the following as of December 31:

	2002	2001
Prepaid and recoverable taxes	239	217
Prepaid expenses and accrued interest	29	36
Short-term loans and current portion of long-term loans	122	71
Assets held for sale	17	9
Deferred income taxes	152	242
Other receivables	261	255
Other	97	86

Total	917	916

13.  VALUATION ALLOWANCES

        Valuation allowances as of December 31 2002, 2001 and 2000, and the movements for the years ended December 31, 2002 and 2001 follow:

	January 1, 2002	(Charged)/ credited to costs and expenses	Change in structure	Other movements(1)	December 31, 2002
Deposits and long-term loans	(32)	(2)	5	3	(26)
Deferred charges, long-term receivables and other assets	(149)	(21)	—	9	(161)
Inventories	(88)	1	3	7	(77)
Trade accounts receivable	(43)	(3)	—	7	(39)
Other provisions	(15)	11	(7)	(1)	(12)

Total	(327)	(14)	1	25	(315)

(1)
Translation and transfers between short-term and long-term.

	January 1, 2001	(Charged)/ credited to costs and expenses	Change in structure	Other movements(1)	December 31, 2001
Deposits and long-term loans	(19)	(12)	—	(1)	(32)
Deferred charges, long-term receivables and other assets	(185)	30	—	6	(149)
Inventories	(86)	(1)	—	(1)	(88)
Trade accounts receivable	(44)	1	(1)	1	(43)
Other provisions	(15)	—	—	—	(15)

Total	(349)	18	(1)	5	(327)

(1)
Translation and transfers between short-term and long-term.

        Deferred tax assets valuation allowances are reported in note 22.

14.  MARKETABLE SECURITIES

        As of December 31, 2002 and 2001, respectively, marketable securities consisted of €108 million and €180 million of short-term investments with a market value approximating book value.

15.  STOCKHOLDERS' EQUITY

(a)  Common stock

        At the May 21, 2002 stockholders' meeting, the stockholders approved a reduction in capital (not motivated by losses) in an amount of €2,510 million by way of reduction in the par value of the common stock from €15 to €1. The amount of the reduction in common stock, par value, was credited to additional paid-in capital.

        As of December 31, 2002, Rhodia's total capital amounted to €179 million, composed of 179,309,188 shares, same as of December 2001 and 2000.

        The average number of shares outstanding in 2002 amounted to 178,765,518 shares. Basic earnings per share are determined directly on the basis of this amount. Diluted earnings per share are determined based on the average number of shares outstanding increased by the number of shares that would be issued if all dilutive common stock instruments at year end were exercised, which amounted to 178,765,518 shares in 2002. Diluted earnings per share is equal to basic earnings per share in 2002 and 2001 as the loss would result in dilutive common stock instruments being anti-dilutive.

        The board of directors, at their June 20, 2000 meeting, in accordance with the authorization given by the stockholders at the stockholders' meeting of April 18, 2000, initiated a capital increase reserved for employees with the obligation that the shares be placed in the employee savings plan for five years. The capital increase officially occurred on September 1, 2000 with 4,568,147 new shares being issued.

        As of December 31, 2002, 2001 and 2000, Aventis owned 25.2% of the capital of Rhodia. Rhodia shares owned by Aventis allow Aventis to cover its obligation to reimburse holders of Aventis bonds exchangeable for Rhodia shares. These bonds were issued by Aventis at the time of the secondary public offering. On November 29, 2002, Aventis made a cash tender offer to repurchase all of these bonds. There are no longer any exchangeable bonds into Rhodia shares.

(b)  Treasury stock

        In July 2000, Rhodia entered into a put option with a bank for 1,610,820 shares exercisable in 2002. On September 12, 2002, as a result of the exercise of that option, Rhodia purchased the shares for cash and resold them on the open market for cash. In addition, Rhodia sold on the open market 216,599 shares acquired in previous years.

        The sale of these shares on the open market generated a charge to retained earnings of €10 million, net of tax. As of December 31, 2002, Rhodia does not hold any of its own shares, nor is a party to options to purchase or sell its own shares.

(c)  Rhodia S.A. distributable retained earnings

        The Rhodia S.A. distributable retained earnings amount to €381 million and €382 million as of December 31, 2002 and 2001, respectively. Dividend equalization tax (precompte mobilier) may be due in the case of distribution of distributable reserves.

(d)  Translation adjustments

        The negative variance in the cumulative translation adjustments for 2002 is mainly attributed to the Brazilian real (€230 million), the U.S. dollar (€105 million) and the U.K. pound sterling (€48 million).

16.  MINORITY INTERESTS

	2002	2001
Balance, January 1	84	87

Minority interests in net income/(loss)	9	5
Dividends distributed	(1)	(5)
Change in structure	(63)	(6)
Translation	(6)	3

Balance, December 31	23	84

        The variation in 2002 relates essentially to the sale of Rhodia-Ster.

        Minority interests consist of the following as of December 31:

	2002	2001
Osiris	7	2
Rhodia Hengchang	6	—
A&W Chemicals	3	3
Rhodia-Ster	—	71
Other (below €3 million)	7	8

Balance, December 31	23	84

17.  RESERVES FOR PENSIONS, DEFERRED INCOME TAXES AND OTHER COSTS

(a)  Reserves for pensions, deferred income taxes and other costs consist of the following at December 31

	2002		2001
	More than one year	Less than one year	More than one year	Less than one year
Pension and retirement costs	788	50	743	47
Deferred income taxes	217	19	224	14
Restructuring	38	117	62	247
Environmental	78	17	86	35
Other	112	98	124	131

Total	1,233	301	1,239	474

(b)  Movements

	Balance, January 1	New Measures	Expenditure Charged to Reserves(1)	Change in Structure	Translation	Balance, December 31
Pension and retirement costs(2)	790	120	(56)	(9)	(7)	838
Deferred income taxes	238	55	—	(9)	(48)	236
Restructuring	309	25	(152)	—	(27)	155
Environmental	121	3	(12)	—	(17)	95
Other	255	172	(183)	(2)	(32)	210

Total 2002	1,713	375	(403)	(20)	(131)	1,534

Pension and retirement costs(2)	701	132	(49)	6	—	790
Deferred income taxes	237	—	(4)	3	2	238
Restructuring	238	163	(113)	15	6	309
Environmental	97	21	(4)	5	2	121
Other	208	121	(86)	11	1	255

Total 2001	1,481	437	(256)	40	11	1,713

(1)
Essentially represents spending for the year.

(2)
Includes change in prepaid expenses in 2002: €26 million; 2001: €40 million.

c)    Pension, retirement and other post-employment obligations

        Rhodia provides pension and retirement benefits, including defined benefit pension plans which cover the majority of employees. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. Concerning defined benefit plans in France, these plans are unfunded.

        Actuarial valuations of these obligations are calculated each year in most countries. These calculations are based on: (a) turnover assumptions for current personnel, mortality assumptions for plan participants and assumptions concerning future salary increases; (b) a retirement age of 60 to 65 and other retirement assumptions reflecting local economic and demographic factors; (c) discount rates (used in determining the actuarial present value of the projected benefit obligation) of 5.75% as of December 31, 2002 compared with 6% as of December 31, 2001 for French plans, and 4% to 6.75% as of December 31, 2002 compared with 4.25% to 7.5% as of December 31, 2001 for foreign plans; and (d) expected long-term rates of return on plan assets, ranging from 2% to 9% as of December 31, 2002 compared with 4% to 10% as of December 31, 2001.

        As of October 1, 1988, the vested benefits of retired and early-retired employees of French companies were irrevocably transferred to an insurance company.

17.  RESERVES FOR PENSIONS, DEFERRED INCOME TAXES AND OTHER COSTS (Continued)

        The following tables reconcile the funded status of the plans with amounts recognized in the consolidated balance sheets as of December 31, 2002 and 2001.

	Pension and retirement benefits		Other post-employment benefits
	2002	2001	2002	2001
PROJECTED BENEFIT OBLIGATION
Benefit obligation, January 1	2,173	2,095	64	37

French companies	614	621	—	—
Foreign companies	1,559	1,474	64	37

Service cost	37	46	1	2
Interest cost	131	138	4	4
Plan changes	5	1	(2)	3
Acquisitions and divestitures	(16)	50	—	8
Curtailments and settlements	1	2	—	1
Actuarial (gains)/losses	22	(34)	6	11
Benefits paid	(138)	(146)	(4)	(4)
Translation	(159)	21	(10)	2

Benefit obligation, December 31	2,056	2,173	59	64

French companies	674	614	—	—
Foreign companies	1,382	1,559	59	64
PLAN ASSETS AT FAIR VALUE
Fair value, January 1	1,281	1,407	—	—
Actual return on plan assets	(73)	(121)	—	—
Employer contributions	158	29	4	4
Plan participant contributions	4	5	—	—
Benefits paid	(91)	(102)	(4)	(4)
Acquisitions and divestitures	—	6	—	—
Curtailments and settlements	(15)	—	—	—
Translation	(142)	57	—	—

Fair value, December 31	1,122	1,281	—	—

Projected benefit obligation in excess of (less than) plan assets	934	892	59	64
Adjustment required to recognize minimum liability	270	231	—	—
Unamortized net gains/(losses):
Unrecognized net gains/(losses)	(607)	(455)	(19)	(17)
Net transition (debit)/credit	—	—	(7)	(9)
Plan amendments	(11)	(15)	—	(3)

PENSION LIABILITY (PREPAID PENSION COST) RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET	586	653	33	35

Long-term liability	788	743	32	31
Short-term liability	50	47	1	4
Prepaid pension cost	(252)	(137)	—	—

        The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:

	2002	2001
French companies
Accumulated benefit obligation	626	575
Projected benefit obligation	667	614
Plan assets at fair value	—	—
Foreign companies
Accumulated benefit obligation	229	328
Projected benefit obligation	233	343
Plan assets at fair value	69	206

        Net periodic pension cost includes the following components:

	2002	2001	2000
Benefits earned during the year	37	51	40
Interest cost on projected benefit obligation	131	138	124
Expected return on plan assets	(102)	(128)	(74)
Net amortization and other deferrals	38	31	(9)

Net pension expense	104	92	81

(d)  Reserves for restructuring costs

        Restructuring costs for the years ended December 31, 2002, 2001 and 2000 follow:

	2002	2001	2000
Reserves as of January 1	309	238	188

New measures	29	178	32
Changes in estimates of earlier measures	(4)	(15)	(18)

Charged to operations	25	163	14

Expenditures charged to the reserve	(152)	(113)	(84)
Effect of changes in structure(1)	—	15	112
Effect of changes in exchange rates	(27)	6	8

—Long-term reserves	38	62	67
—Short-term reserves	117	247	171

Reserves as of December 31	155	309	238

(1)
In 2000, the effect of changes in structure principally relates to A&W.

        In 2002, new measures for €29 million principally concerned industrial restructuring at the Eco Services activity—Services & Specialties Division (€9 million), to the launch of industrial restructuring at Chirex—Fine Organics Division (€7 million) and productivity plans at various headquarters sites (€4 million).

        In 2002, utilization of provisions for €152 million mainly corresponds to expenses relating to the 2001 restructuring plans in particular:

  •
  in France for an amount of €47 million relating mainly to industrial rationalizations, principally at Lille, Belle Etoile, Chalampé and Pont de Claix, and a number of administrative actions;

  •
  in the United Kingdom for an amount of €41 million relating mainly to industrial rationalizations, principally at Whitehaven, Staveley and Avonmouth, and administrative actions at the headquarters sites;

  •
  in North America for an amount of €35 million relating mainly to industrial rationalizations at a number of industrial sites (New Brunswick, Martinez, Buckingham, Morrisville and Silver Bow) and a number of administrative actions at Consumers Specialties Division, the relocation of the Shelton headquarters to Cranbury and other productivity improvements at shared services at Cranbury;

  •
  in the rest of Europe and other countries for an amount of €19 million and €10 million, respectively, relating mainly to industrial rationalizations and other administrative actions.

        In 2001, Rhodia launched a major reorganization plan. New measures relating to this plan amounted to €178 million and mainly involve rationalization plans and productivity improvements in the following countries:

  •
  the United States for an amount of €51 million relating mainly to: the closing of three manufacturing sites: St Louis, Missouri and New Brunswick, New Jersey of the Fine Organics Division, as well as Troy, New York of the Industrial Specialties Division. The amount relating to the closure of these three sites is €27 million, the closing of the Shelton, Connecticut headquarters site together with productivity improvements in shared services at Cranbury, New Jersey for a total amount of €13 million and productivity improvements mainly in the Consumer Specialties Division for an amount of €8 million

  •
  France for an amount of €62 million relating mainly to: the cessation of the manufacturing of a product of the Fine Organics Division at the Lille site (€14 million), manufacturing productivity improvements of the Fine Organics Division (€12 million) relating to the St. Fons, Mulhouse and Salindres sites, productivity improvements of the Polyamide Division (€12 million) relating to the Belle Etoile and Chalampé sites, productivity improvements of the Industrial Specialties Division (€7 million) relating to the St. Fons, Collonges and Ribecourt sites and productivity improvements at the Division and Corporate functions (€12 million)

  •
  other European countries for an amount of €45 million relating mainly to: England (€17 million) primarily relating to productivity measures at the Avonmouth site of the Fine Organics Division, the Staveley site of the Services & Specialties Division, as well as at the headquarters site at Watford, Italy with the closure of production facilities of the Polyamide Division (€9 million), Switzerland (€7 million) with a competitive improvement program at the Emmenbrucke (Polyamide) and Kreuzlingen (Consumer Specialties) sites, Spain (€3 million) concerning the head office in Madrid and the Huelva Consumer Specialties Division, Belgium with rationalization measurements at the Rieme site (Services & Specialties) for an amount of €3 million and productivity measurements in other European countries (€6 million)

  •
  Brazil for an amount of €13 million relating mainly to: the reorganization of South America Polyamide as well as industrial rationalization measures (€4 million), the stopping of the Acetow production facilities (Services & Specialties) at the Santo Andre site (€6 million) and other measurements relating mainly to administrative productivity improvements at Rhodia's head office in Sao Paulo

  •
  Other countries for an amount of €7 million relating mainly to the Silica activity (Industrial Specialties) in Korea with the closing of production facilities and the rationalization of the headquarters site and a productivity improvement plan in Mexico.

        In 2001, the changes of estimates mainly relate to reduced environmental costs at Lille, France (€7 million) and Pont de Claix (€8 million).

        The utilization of reorganization provisions in 2001 relate mainly to:

  •
  France (€35 million) relating to the implementation of the industrial rationalization and administrative actions

  •
  England (€25 million) in particular for the former A&W sites

  •
  the United States (€36 million) in particular because of the rationalizations started with the acquisition of A&W.

        In 2000, following the acquisition of A&W, Rhodia launched restructuring initiatives at several A&W sites. Restructuring provisions linked to these plans amount to €101 million, principally relating to the following measures:

  •
  rationalization plans: closure of production units at Whitehaven U.K. for €49 million, including STPP and phosphoric acid units and plant closure at Buckingham, Canada (€8 million)

  •
  closure of A&W administrative sites: closure of North American A&W site in Richmond, Virginia (€18 million) and closure and sale of the A&W headquarters site in Warley, U.K. (€12 million).

        In 2000, new measures principally concerned plant rationalization at several European sites in the Fine Organics and Polyamide Divisions. In 2000, changes in estimates principally concerned lower estimates of environmental costs in North America at Mt. Pleasant, Tennessee (€4 million) and Oil City, Pennsylvania (€7 million). In 2000, restructuring expenses principally related to the A&W plant and administrative sites (€20 million) and the implementation of plant rationalizations in France.

	2002	2001
Employee termination benefits	67	158
Closure costs	37	89
Environmental costs	51	62

Total	155	309

        Employee termination benefits include certain early retirement, severance and other benefits associated with termination plans. The plans implemented by the non-French Rhodia companies include compulsory and voluntary measures. Compulsory severance benefits are reserved for as of the date of announcement of the plan by the management having the appropriate authority to approve the plan, and voluntary severance benefits are reserved for upon acceptance by employees. Environmental costs included under this caption relate to operations subject to restructuring measures (see also (e) and note 23(a)).

(e)  Environmental

        Environmental liabilities decreased €(26) million compared with 2001. Expenditures charged to the reserve totalling €(12) million and translation totalling €(17) million principally explain the decrease.

18.  FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a)  Financial debt consists of the following as of December 31

	2002	2001
Bonds	1,087	1,101
Other loans and financial debt	1,297	1,884

Total	2,384	2,985

        In 2002, Rhodia pursued the same funding policy initiated in 2000 and 2001. In addition, Rhodia completed a private placement of $290 million of notes with American investors. The notes are repayable in full in July 2009 and 2012. Several bank borrowings have been obtained or renewed.

18.  FINANCIAL DEBT (SHORT-TERM AND LONG-TERM) (Continued)

(b)  Analysis by currency

	2002	2001
Euro	1,209	1,494
U.S. dollar	972	1,220
Japanese yen	94	90
U.K. sterling	29	11
Brazilian real	3	13
Other	77	157

Total	2,384	2,985

        This breakdown by currency of origin does not reflect Rhodia's exposure to these currencies' interest rates. A portion of these loans are drawn down and hedged in various other currencies, notably pounds sterling.

(c)  Maturities of financial debt as of December 31 follows

	2002	2001
2002	—	1,036
2003	645	108
2004	404	597
2005	537	670
2006	488	536
2007	6	2
2008	5	7
Subsequent years	299	29

Total	2,384	2,985

        As of December 31, 2002, maturities in 2003 are comprised of €201 million of current maturities of long-term debt and €175 million of commercial paper (with a stable amount outstanding during 2002), and other short-term financings granted to Rhodia or less significantly to multiple subsidiaries. The short-term facilities are generally revolving credit agreements without a specific maturity date or are automatically renewed that Rhodia in prudence classifies as short-term debt as in previous years.

(d)  Analysis by interest rate

        Financial debt breaks down between fixed and floating rate debt (excluding the effect of interest rate swaps—see note 23d) as of December 31 follows:

	2002	2001
Floating rate	1,259	2,091
Fixed rate	1,125	894

Total	2,384	2,985

        After interest rate swaps, the fixed rate portion of Rhodia's financial debt is equal to €1,358 million as of December 31, 2002 compared with €1,422 million as of December 31, 2001.

(e)  Obligations under capital leases

	2002	2001
2002	—	13
2003	2	3
2004	2	2
2005	1	1
2006	1	2
2007	—	—
Subsequent years	—	—

Total	6	21

(f)    Fair value of financial debt

        The fair value of Rhodia's long-term debt (including current portion) has been estimated based on market rates and terms available to Rhodia for issues with similar maturities, which approximates book value.

(g)  Rating

        Rhodia is rated by two international rating agencies. A possible change in these ratings cannot accelerate the repayment of any outstanding debt, nor increase in the interest cost of any financings, except for an increase in the interest rate in the private placement discussed in note 18a). In the case of a change in the rating, interest costs could increase a maximum of €3.5 million per year.

(h)  Available lines of credit

        The undrawn amount of the total committed lines of credit at December 31, 2002 was €1,019 million.

        Most of these credit lines are subject to certain financial covenants regarding a maximum level of net financial debt/EBITDA or a minimum level of EBITDA/interest or on minimum stockholders' equity level. As of December 31, 2002, all financial covenants were met by Rhodia, including the covenant based on a minimum level of stockholders' equity. Most of the credit lines impacted by the minimum stockholders' equity covenant mature in 2003 or 2004. The minimum stockholders' equity covenant is measured annually, except for the private placement for which Rhodia must maintain at all times a certain minimum consolidated net worth.

19.  OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following as of December 31:

	2002	2001
Payables related to fixed asset acquisitions	59	81
Accrued payroll costs	197	216
Accrued taxes	169	178
Accrued interest payable	46	42
Unrealized losses on financial instruments	23	45
Other	328	368

Total	822	930

20.  FINANCIAL EXPENSE—NET

	2002	2001	2000
Interest expense	(139)	(179)	(195)
Interest income	31	24	24
Capitalized interest	8	19	8
Other financial charges—net	(23)	(50)	(14)

Financial expense—net	(123)	(186)	(177)

        Cash paid to third parties for interest expense in 2002 amounted to €127 million (2001: €163 million; 2000: €157 million). The decrease of capitalized interest reflects the return to normal capital expenditures in 2002 after exceptional capital expenditures during the period 1999 to 2001.

21.  OTHER INCOME/(EXPENSE)—NET

	2002	2001	2000
Gains/(losses) on disposals of assets—net(1)	(34)	15	13
Net gains/(losses) on foreign currency	14	(7)	18
Dividends from other investments	3	4	4
Losses on financial assets	(12)	(17)	(9)
Loss on sale of receivables	(29)	(27)	(17)
Other income/(expense)—net(2)	(14)	(76)	(16)

Total	(72)	(108)	(7)

(1)
Including loss on disposal of Rhodia-Ster of €(109) million.

(2)
In 2001, Rhodia recorded €50 million relating to certain litigation and environmental costs.

22.  INCOME TAXES

(a)  Analysis of income taxes

	2002		2001		2000
	Income/ (loss) before taxes	Income tax (expense)/ benefit	Income/ (loss) before taxes	Income tax (expense)/ benefit	Income/ (loss) before taxes	Income tax (expense)/ benefit
French companies	(72)	—	(155)	88	93	(24)
Foreign companies	228	(66)	(48)	(2)	251	(71)

Total	156	(66)	(203)	86	344	(95)

Current income taxes		(59)		(94)		(96)
Deferred income taxes		(7)		180		1

Total		(66)		86		(95)

        Current income taxes means cash paid or to be paid to tax administrations for the year based on the rules and rates applicable in the different countries. Cash paid to tax administrations in 2002 amounted to €36 million (2001: €56 million; 2000: €48 million). For French companies controlled more than 95% by Rhodia, current income taxes are calculated based on an integrated tax group in place since January 1, 1999 that is for a five-year period, renewable by Rhodia. Rhodia does not discount deferred taxes.

(b)  Analysis of effective tax rate (in %)

        Income before income taxes in 2002 was €156 million compared with €(203) million in 2001 and €344 million in 2000.

22.  INCOME TAXES (Continued)

        The effective income tax rate in 2002 was 42.3% compared with 42.4% in 2001 and 27.6% in 2000. An analysis of the effective incomes tax rate follows:

	2002	2001	2000
	(In %)
Statutory tax rate in France	(33.3)	33.3	(33.3)

Effect of French surtax	—	2.1	(0.8)
Effect of rate differences between France and other countries	4.4	3.3	(3.9)
Loss carryforwards and other tax credits	7.1	9.2	4.7
Permanent differences on losses on disposals of assets	(10.0)	—	—
Other permanent differences	(10.5)	(5.5)	5.7

Effective tax rate	(42.3)	42.4	(27.6)

(c)  Deferred income taxes recorded on the balance sheet at December 31

	2002	2001
Long-term liabilities	(217)	(224)
Short-term liabilities	(19)	(14)

Total	(236)	(238)

Long-term assets—net	195	128
Short-term assets—net	152	242

Total—net of valuation allowances	347	370

Net	111	132

        Deferred tax liabilities principally relate to temporary differences between the book value and tax basis of tangible assets. Deferred tax assets principally relate to pension and retirement provisions and to tax loss carryforwards.

        The temporary differences giving rise to deferred tax assets comprise mainly (tax effect): pension benefits and retirement indemnities which are generally not tax deductible until paid €117 million in 2002 (€108 million in 2001), provisions not deductible until paid and other temporary differences €194 million in 2002 (€249 million in 2001), and tax loss carry-forwards €203 million in 2002 (€169 million in 2001).

        The tax loss carry-forwards remain available for use as follows:

	2002	2001
2002	—	17
2003	7	6
2004	8	13
2005	11	11
2006	56	53
2007	13	—
Subsequent years	108	69

	203	169

(d)  Valuation allowances against deferred tax assets

        Valuation allowances are recorded against deferred tax assets for temporary differences and tax loss carryforwards if these assets are not likely to be recovered. In 2002, Rhodia recorded valuation allowances of €167 million (2001: €156 million) against deferred tax assets. They include deferred tax assets related to tax losses (2002: €76 million; 2001: €72 million) that will be forfeited if the losses cannot be set off against taxable income within a specified period.

23.  COMMITMENTS AND CONTINGENCIES

	2002	2001
Capital commitments for the acquisition of industrial assets	18	39
Guarantees given in respect of indebtedness of companies accounted for on the equity method	171	186
Guarantees given in respect of indebtedness of other non-consolidated companies	26	74
Recourse on sales of receivables	30	29
Liens granted(1)	43	51

Total	288	379

(1)
Liens on assets granted to Mexican customs by Rhodia's Mexican companies.

(a)  Environmental matters

        Rhodia's business is subject to extensive, evolving and increasingly stringent laws and regulations in the jurisdictions in which it does business and maintains properties governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. Compliance with environmental laws and regulations has resulted in significant ongoing costs for Rhodia, and could restrict its ability to modify or expand its facilities or continue production, or require Rhodia to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties. Rhodia could also incur significant expenses in the event that new laws, regulations or governmental policies were to require that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations.

        In addition, many manufacturing sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future. Rhodia is currently in the process of investigating and remediating or monitoring soil and groundwater contamination at certain sites. Rhodia has been and may in the future be liable to contribute to the cleanup of disposal facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

        Under certain conditions, Rhodia may claim indemnification from Aventis, pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, with respect to costs that may arise from certain unanticipated environmental liabilities. In 2001, Rhodia made a claim to Aventis pursuant to this agreement for several sites and recorded a receivable from Aventis of €35 million. During 2002, an additional €3 million was recorded and €26 million was collected. The Environmental Indemnification Agreement expires on December 31, 2007 and the aggregate amount of claims for indemnification is limited to €122 million.

        On December 27, 2002, Rhodia made a written offer to Aventis to settle all environmental claims in connection with the Environmental Indemnification Agreement upon the payment by Aventis to Rhodia of €88 million.

        Based on current information and reserves established for environmental matters and the provisions of the Environmental Indemnification Agreement, management does not believe that environmental compliance will have a material adverse effect on Rhodia's business, financial condition or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions will not cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its business, financial condition or results of operations. Based on available information, management estimates that reasonably possible losses related to environmental contingencies (net of indemnification from Aventis) amount to approximately €50 million as of December 31, 2002.

(b)  Operating leases

        Future minimum lease payments for operating leases as of December 31 are as follows:

	2002	2001
2002	—	61
2003	53	54
2004	48	48
2005	43	45
2006	28	29
2007	16	—
Thereafter	70	41

Total	258	278

Net present value of total future minimum lease payments (assumed discount rate of 6%)	214	232

        These payments are in relation to the leasing of movable equipment, including barges, rail cars, etc., leasing of real estate and the rental of office buildings.

        Rhodia has issued residual value guarantees under equipment operating leases that totaled €70 million (net of deferred profits of €69 million that are recorded in Other long-term liabilities) as of December 31, 2002. Rhodia does not expect to pay any amounts under the residual value guarantees since the fair values of the leased equipment are projected, by an independent appraiser, to be in excess of the residual value guarantees.

(c)  Financial instruments

        Rhodia's policy consists of systematically covering its overall exposure to currency risks on transactions. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Interest rate risks are hedged based on Rhodia's estimated future exposure, which is periodically reviewed by financial management. The financial instruments used by Rhodia are described in the section d) and e). The nominal amounts summarized in section d) do not represent the amounts exchanged between the parties, and thus are not a measure of Rhodia's exposure through its use of such instruments.

(d)  Interest rate risk management

        Rhodia's exposure to interest rate risk essentially relates to its indebtedness (note 18) and to a lesser extent its interest rate management activities.

        As of December 31, 2002 and 2001, Rhodia has firm contracts and options. These firm contracts and options are essentially for a duration between three months to six years.

        As of December 31, 2002 and 2001, Rhodia held the following nominal amounts of rate contracts and options (converted into euros at the closing rates). The category "Rate contracts"

include fixed rate contracts for purchases and sales. The category "Options" include purchase and sale options:

	2002		2001
	Rate Contracts	Options	Rate Contracts	Options
Swaps
Euro	4,350	550	3,612	450
U.S. dollar	1,112	—	1,530	—
Japanese yen	72	—	103	—

Subtotal	5,534	550	5,245	450

Futures and options
Euro	170	2,150	—	3,850
U.S. dollar	76	5,170	—	—
Japanese yen	20	—	—	26

Subtotal	266	7,320	—	3,876

Total	5,800	7,870	5,245	4,326

        For a better understanding of its interest rate position, Rhodia considers that its interest rate contracts and options with matching parameters (settlement dates, notional amounts and reference rates) offset each other. After netting, the balances in the table above would be €840 million for interest rate contracts and €7,260 million for options as of December 31, 2002, and €2,485 million for interest rate contracts and €3,176 million for options as of December 31, 2001.

        The amount of rate contracts and options refer to the nominal amount of these contracts and hence do not reflect the sensitivity of these operations. The sensitivity to interest rate on such activities is controlled regularly.

(e)  Foreign exchange risk management

        Rhodia principally uses fixed or open forward exchange contracts traded over-the-counter on organized markets to manage its foreign exchange risk. The term of these contracts is generally less than six months.

        The nominal amounts of Rhodia's forward exchange contracts as of December 31 are summarized below. They have been converted into euros at the closing rate.

	2002		2001
	Buy	Sell	Buy	Sell
U.S. dollar	1,017	1,001	866	1,283
Pound sterling	181	393	43	750
Japanese yen	182	315	141	200
Brazilian real	103	133	53	120
Other currencies	94	96	66	103

Total	1,577	1,938	1,169	2,456

(f)    Fair value of financial instruments

        The fair value of financial instruments as of December 31 is summarized below:

	2002
	Market Value	Book Value
Foreign exchange contracts	(23)	(19)
Interest rate contracts	3	56

Total	(20)	37

(g)  Management of risk of oil-based commodities

        Rhodia's exposure to oil-based commodities relates essentially to its purchases of petrochemicals and natural gas. This exposure is hedged using swaps, options and futures that are accounted for on a mark-to-market basis. The nominal value of these contracts as of December 31 (in Brent barrels based equivalents is 3.5 million barrels) is equivalent to hedging 4.4 million barrels of oil.

(h)  Concentration of counterparty risk

        The transactions that potentially generate a concentration of a counterparty risk for Rhodia include short-term deposits, derivative instruments and other financial instruments, and accounts receivable.

        Rhodia places its short-term deposits and enters into interest and currency contracts with major banks and financial institutions. Counterparty risk related to accounts receivable is limited due to the large number of customers, their diversification in many industries and their diverse geographic locations. Therefore, as of December 31, 2002 and 2001, Rhodia believes that its counterparty risk in this respect is not significant.

(i)    Claims and litigation

        Group is involved in certain litigation in the normal course of business, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

        Some of the North American subsidiaries have potential liabilities under the Superfund legislation, as well as other federal and state environmental remediation legislation. In light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

        Rhodia also believes that there are no litigation or exceptional issues, taken individually or as a whole, that could have a significant negative impact on its business, financial position or results of operations.

(j)    Commitments linked to the 2002 divestments

Sale of Rhodia-Ster

        Rhodia sold its investment in the Rhodia-Ster entity on October 4, 2002. Since it was impossible in Brazil to obtain authorizations from the competition authorities (CADE) and the stock exchange administration (CVM) before closing, Rhodia granted an option to resell to Rhodia the shares acquired from Rhodia if these authorizations were denied. The CADE authorization has been granted and Mossi & Ghisolfi has applied for CVM authorization.

        Rhodia and Mossi & Ghisolfi have entered into an agreement that ensures additional purchase price to Rhodia if a certain EBITDA level is exceeded for the four quarters after the date of sale, or a purchase price adjustment in favor of Mossi & Ghisolfi if this EBITDA level is not reached. The maximum price adjustment, positive or negative, for the four quarters combined is €13 million.

        Total consideration for this transaction includes a €13 million payable to Rhodia, of which €7 million is payable upon Rhodia delivering to the purchaser final documentation on an investment project and €6 million is payable within three years after the closing when this investment is started. On the date of the sale, Rhodia entered into an agreement with Rhodia-Ster under which Rhodia will pay to Rhodia-Ster an $18 million incentive over the twelve-month period following the sale. In return for these incentives, Rhodia-Ster will not terminate a steam supply agreement before September 30, 2003. On the basis of the economics of this arrangement, Rhodia considered that this incentive was a price reduction and recorded accordingly a short-term accrual for the amount of such incentive.

        In relation to environmental matters, Rhodia is responsible for remediation efforts for unknown contamination through the date of sale based on the activities conducted by Rhodia.

        The sale included usual guarantees related to accounting, tax and employee matters.

Sale of phenol, HCL and soda ash

        Rhodia sold the phenol, HCL (hydrochoric acid) and soda ash businesses to Bain Capital and retained an 18.2% holding of the new group. Guarantees are limited as to the time period and amount involved and to Rhodia's knowledge, are not expected to be called.

        In connection with the transfer, Rhodia recorded a vendor note from the purchaser for a total of €22 million which payment is subordinated to the repayment of the new group's bank debt from the acquisition.

        The commitments and specific guarantees are as discussed below:

  •
  Rhodia granted a HCL Product Guarantee and a Test Run Guarantee to reach a certain supply capacity of HCL within eighteen months from the date of sale. Rhodia is committed on an indemnification of a maximum purchase price adjustment of €16 million. Reaching this level of capacity is based on the completion of certain improvements at the TDI unit from which HCL is a sub product. Rhodia is confident that this production level will be achieved within the defined period of time.

  •
  HCL guarantee granted by Rhodia to the purchaser for €5 million for two years, then declining to €4 million for the following three years to guarantee the supply of HCL by Rhodia.

  •
  The mining concessions transfers were not completed on the date of sale. Rhodia has given a guarantee to a large international bank for the guarantee given by the bank to the purchaser in the amount of €15 million relating to the transfer of mining concessions. This is a declining guarantee over a period of fifteen years that will be cancelled automatically as soon as the French authorities have authorized the transfer of these concessions. Rhodia expects this transfer to be authorized.

  •
  Purchase price adjustment in favor of Rhodia, limited to €7 million, based on HCL supplied by Rhodia to the new group.

        This sale also had the usual guarantees related to accounting, tax and employee matters.

24.  INFORMATION BY SEGMENT AND GEOGRAPHICAL AREA

        Rhodia has five global divisions and also had some remaining business interest in the Polyester activity, included in Other, until the sale of Rhodia-Ster.

Segment information

	Fine Organics	Consumer Specialties	Industrial Specialties	Polyamide	Services & Specialties	Other	Consolidated
2002
Statement of operations information:
Net sales	1,213	1,878	1,129	1,353	954	284	6,811
Intersegment revenues	(113)	(7)	(34)	(25)	(15)	—	(194)

Net sales—external	1,100	1,871	1,095	1,328	939	284	6,617

Depreciation and amortization (excluding goodwill amortization)	(92)	(99)	(65)	(86)	(78)	(27)	(447)
Operating income	36	126	75	123	95	(104)	351
Amortization of goodwill	(17)	(21)	(5)	(1)	(3)	—	(47)
Equity in earnings/(losses) of affiliated companies	—	5	(2)	(46)	5	—	(38)
Cash flow and balance sheet information:
Capital expenditures	62	58	62	90	74	28	374
Investments accounted for by the equity method	9	41	—	109	9	4	172
Total segment assets	1,266	1,925	810	1,062	774	(347)	5,490

Assets not identifiable with segments							2,197

Total assets							7,687

2001
Statement of operations information:
Net sales	1,219	2,163	1,220	1,444	1,013	433	7,492
Intersegment revenues	(120)	(10)	(39)	(26)	(18)	—	(213)

Net sales—external	1,099	2,153	1,181	1,418	995	433	7,279

Depreciation and amortization (excluding goodwill amortization)	(107)	(119)	(67)	(101)	(89)	(59)	(542)
Operating income	(34)	65	58	32	83	(113)	91
Amortization of goodwill	(38)	(21)	(5)	(1)	(9)	(1)	(75)
Equity in earnings/(losses) of affiliated companies	—	5	(1)	(28)	7	1	(16)
Cash flow and balance sheet information:
Capital expenditures	108	109	72	104	63	27	483
Investments accounted for by the equity method	9	49	8	102	67	3	238
Total segment assets	1,657	2,201	904	1,180	945	(12)	6,875

Assets not identifiable with segments							2,138

Total assets							9,013

2000
Statement of operations information:
Net sales	1,185	2,192	1,238	1,589	984	451	7,639
Intersegment revenues	(125)	(17)	(27)	(30)	(21)	—	(220)

Net sales—external	1,060	2,175	1,211	1,559	963	451	7,419

Depreciation and amortization (excluding goodwill amortization)	(79)	(108)	(63)	(93)	(75)	(74)	(492)
Operating income	82	100	92	178	121	(45)	528
Amortization of goodwill	(6)	(17)	(5)	—	(3)	(1)	(32)
Equity in earnings/(losses) of affiliated companies	—	6	(4)	4	3	(1)	8
Cash flow and balance sheet information:
Capital expenditures	94	99	62	105	67	76	503
Investments accounted for by the equity method	5	39	16	157	45	7	269
Total segment assets	1,632	2,473	970	1,312	917	259	7,563

Assets not identifiable with segments							2,003

Total assets							9,566

        Segment assets reflect assets directly identifiable with the segments: goodwill, other intangible and tangible assets, investments accounted for by the equity method, inventories and accounts receivable. They also include accounts receivable sold which are eliminated in the "Other" column since this operation is considered a Corporate activity.

        As of December 31, 2002, assets not identifiable with segments correspond primarily to cash and cash equivalents and marketable securities (€251 million), other current assets (€917 million), deposits and long-term receivables (€120 million), other investments (€67 million) and deferred charges and other assets (€841 million). These assets are not available on a segment basis as they are managed on either a legal entity basis or directly at the Corporate level.

        Each operating segment is individually managed and the measurement of the segments' profitability is operating income. Statements of Operations information include operating income and related components that are directly identifiable with the segment. Reconciling information between reportable segment operating income and Rhodia's income/(loss) of consolidated subsidiaries before income taxes is shown in the following table:

	2002	2001	2000
Total operating income	351	91	528
Other information not directly identifiable with the segments:
Financial expense—net	(123)	(186)	(177)
Other income/(expense)—net	(72)	(108)	(7)

Income/(loss) of consolidated subsidiaries before income taxes	156	(203)	344

        Information by geographical area of production:

	France	Rest of Europe	North America	South America	Other	Elimina- tions	Consoli- dated
2002
Revenues	2,634	1,730	1,803	1,031	631	(1,212)	6,617
Long-lived assets	1,602	1,253	1,568	453	280	—	5,156
2001
Revenues	2,685	2,296	1,945	1,181	656	(1,484)	7,279
Long-lived assets	1,700	1,194	1,857	974	262	—	5,987
2000
Revenues	2,872	2,590	1,786	1,204	690	(1,723)	7,419
Long-lived assets	1,653	1,437	1,859	994	251	—	6,194

        Long-lived assets include goodwill, other intangible and tangible assets, investments accounted for by the equity method, other investments and other long-term assets excluding deferred tax assets, and long-term deposits and receivables from Aventis companies.

25.  RESEARCH AND DEVELOPMENT EXPENSES

        Research and development expenses, including depreciation and amortization, amounted to €218 million in 2002 (€215 million in 2001 and €212 million in 2000). Research and development expenses on the Consolidated Statements of Operations are shown excluding depreciation and amortization.

26.  WAGES, BENEFITS AND NUMBER OF EMPLOYEES

(a)  Wage and benefits of employees

        Wages and benefits amounted to €1,546 million in 2002 (€1,572 million in 2001, €1,554 million in 2000).

(b)  Number of employees

        The number of employees amounted to as of December 31:

	2002	2001	2000
	(Unaudited)
France	9,148	9,847	10,300
Other countries	15,375	17,078	19,148

Total	24,523	26,925	29,448

(c)  Compensation and benefits paid to the members of the board of directors and the Executive Committee

        Compensation and benefits allocated to the members of the board of directors (including Directors' fees) and the Executive Committee totaled €9.9 million (26 people) in 2002, €8.0 million (25 people) in 2001 and €6.1 million (25 people) in 2000. Contributions paid in 2002 with respect to pension for these persons amounted to €0.6 million (€0.5 million in 2001 and €0.6 million in 2000).

27.  STOCK OPTION PLANS

        In accordance with the authorization of the stockholders at the stockholders' meeting of April 18, 2000, the board of directors decided at its March 20, 2002 meeting to grant two options plans for the purchase of Rhodia shares. Options were granted for 2,000,000 and 1,000,000 shares, respectively, with the second plan having conditions for exercising based on meeting certain financial targets at the end of 2002.

        Options granted under the 2001 and 2002 Plans are exercisable over a twelve-year period, with a vesting period of four years for tax residents of France and three years for tax residents of other countries from the respective dates that the board of directors approved the stock option plans. Options granted under the 1998, 1999/1, 1999/2, 2000/1 and 2000/2 Plans are exercisable over a ten-year period, with a five-year vesting period for tax residents of France and three years for tax residents of other countries from the respective dates that the board of directors approved the stock option plans.

        The following table summarizes the status of the stock option plans as of December 31, 2002, 2001 and 2000:

	2002		2001		2000
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Number of options outstanding, January 1	7,415,422	15.87	4,935,298	15.97	2,747,852	15.04

Options granted	3,000,000	12.04	2,580,267	15.70	2,250,000	17.08
Options cancelled/forfeited	(1,316,160)	12.98	(100,143)	16.17	(62,554)	17.14

Number of options outstanding, December 31	9,099,262	15.02	7,415,422	15.87	4,935,298	15.97

Number of options exercisable, December 31	828,688	15.10	13,460	21.34	—	—

        The following table shows the main features of the stock option plans in place as of December 31, 2002:

Stock Option Plan	Plan 1998	Plan 1999/1	Plan 1999/2	Plan 2000/1	Plan 2000/2	Plan 2001	Plan 2002
Date of stockholders' meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00	04/18/00
Date of board of directors' approval	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02
Date of grant	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02
Options granted	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	3,000,000
Granted to the board of directors and Executive Committee (a)	550,000	558,000	369,000	800,000	—	925,000	970,000
Number of participants at December 31, 2002	15	361	360	526	3	787	564
Exercise price (€)	21.34	15.00	15.00	17.14	16.26	15.70	12.04
Maximum term (years)	10	10	10	10	10	12	12
Weighted average remaining contractual life (years)	5.50	6.17	6.17	7.25	7.75	10.25	11.25
Options outstanding at beginning of year	18,510	1,519,200	1,128,105	2,032,275	150,000	2,567,332	—
Options granted	—	—	—	—	—	—	3,000,000
Options cancelled/forfeited	(700)	(32,500)	(32,100)	(126,000)	—	(109,985)	(1,014,875)
Options outstanding at end of year	17,810	1,486,700	1,096,005	1,906,275	150,000	2,457,347	1,985,125
Granted to the board of directors and Executive Committee (b)	—	425,500	241,500	742,000	—	905,000	660,000
Options exercisable at end of year	12,960	474,600	341,128	—	—	—	—
Exercisable by the board of directors and Executive Committee (b)	—	30,000	50,000	—	—	—	—

(a)
Historical composition.

(b)
Present composition.

        The weighted average remaining contractual life of the outstanding options at the end of 2002 was 8.63 years, 8.91 years in 2001 and 8.65 year in 2000.

28.  SUBSEQUENT EVENTS

        No significant transactions have occurred between December 31, 2002 and February 3, 2003 (the date when the board of directors approved Rhodia 2002 consolidated financial statements).

29.  RECONCILIATION TO U.S. GAAP AND NEW U.S. ACCOUNTING STANDARDS

        Rhodia applies French GAAP in the preparation of the consolidated financial statements. The differences between French GAAP and U.S. GAAP that could have a material effect on Rhodia's consolidated financial statements are described below. The 2001 and 2000 Stockholders' equity and Comprehensive income reconciliations have been restated as described below.

(a)  Accounting for derivative instruments and hedging activities

        Accounting for Derivatives and Hedging Activities (FAS 133) defines the accounting principles for derivative instruments and hedging activities. FAS 133 requires that Rhodia measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability. Gains or losses resulting from changes in the values of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting.

        For Rhodia, the principal difference between FAS 133 and French GAAP relates to the accounting for cash flow hedges. Under FAS 133, Rhodia would record the value of cash flow hedges with an offset to Other comprehensive income. Under French GAAP, cash flow hedges are commitments and are not recorded on the balance sheet.

        The effect on Stockholders' equity as of December 31, 2002 and 2001 of applying FAS 133 would be a reduction of Stockholders' equity. Upon realization of cash flow hedges, Other comprehensive income would be reclassified into Net income. The application of this standard had no impact on Rhodia's net income for the years ended December 31, 2002 and 2001.

(b)  Goodwill and Other intangible assets

        The accounting for goodwill and indefinite-lived assets under U.S. GAAP changed in 2002. Accounting for Goodwill and Other Intangible Assets (FAS 142) is effective as of January 1, 2002 (July 1, 2001 with respect to acquisitions after June 30, 2001). FAS 142 requires that Rhodia cease the amortization of goodwill and indefinite-lived intangible assets and replace it with periodic tests of the impairment of these assets. French GAAP requires that Rhodia amortize goodwill and indefinite-lived assets. Rhodia has completed the transitional impairment test of its goodwill and there is no impairment of its goodwill.

(c)  Pensions

        Under FAS 87, Employers' Accounting for Pensions, if the accumulated benefit obligation exceeds the fair value of plan assets, a liability equal to the unfunded accumulated benefit obligation is recognized on the balance sheet. Recognition of an additional minimum liability is required when an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension costs is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If an additional minimum liability is recognized an equal amount shall be recognized as an intangible asset, provided that the intangible asset recognized does not exceed the amount of unrecognized prior service costs. If the additional liability to be recognized exceeds unrecognized prior service costs, the excess shall be reported, net of tax, as a component of stockholders' equity. The above described minimum liability requirement does not exist under French GAAP.

29.  RECONCILIATION TO U.S. GAAP AND NEW U.S. ACCOUNTING STANDARDS (Continued)

(d)  Reconciliation between French GAAP and U.S. GAAP

  (i)    Net income/(loss)

        A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the year ended December 31, 2002 follows:

2002
Net income/(loss) (French GAAP)	(4)
Amortization of goodwill	47

Net income/(loss) (U.S. GAAP)	43

2002
(In €)
Basic and diluted earnings/(loss) per share (French GAAP):	(0.02)
Amortization of goodwill	0.26

Basic and diluted earning/(loss) per share (U.S. GAAP)	0.24

        There is no dilution as stock option prices exceed market prices. A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the years ended December 31, 2001 and 2000 has not been presented as no differences were present.

        Rhodia's net income/(loss) adjusted for amortization of goodwill and earnings/(loss) per share for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization of goodwill were as follows:

	2002	2001	2000
Net income/(loss) (U.S. GAAP)	43	(213)	216
Amortization of goodwill	—	50	32

Net income/(loss) adjusted for amortization of goodwill	43	(163)	248

	2002	2001	2000
	(In €)
Basic and diluted earnings/(loss) per share:
U.S. GAAP	0.24	(1.19)	1.23
Amortization of goodwill	—	0.28	0.18

Adjusted for amortization of goodwill	0.24	(0.91)	1.41

  (ii)  Stockholders' equity

        The Stockholders' equity reconciliation as of December 31, 2001 has been restated to reflect the charge to equity, net of tax, of recognizing the minimum liability in accordance with FAS 87. A reconciliation of Stockholders' equity between French GAAP and U.S. GAAP as of December 31, 2002 and 2001 follows:

	December 31,
	2002	2001 as restated	2001 as reported
Stockholders' equity (French GAAP)	1,835	2,267	2,267
Derivatives (cash flow hedges—net of tax)(1)	(38)	(35)	(35)
Amortization of goodwill	47	—	—
Pension liability over plan assets(2)	(395)	(218)	—
Translation	(3)	—	—

Stockholders' equity (U.S. GAAP)	1,446	2,014	2,232

(1)
Approximately one-half of the derivatives impact as of December 31, 2002 is expected to be reclassified into earnings next year.

(2)
If the market value of the plans' assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to Stockholders' equity for the amount in excess of unrecognized prior service costs. The negative impact of this adjustment on Stockholders' equity, net of tax, was €395 million and €218 million as of December 31, 2002 and 2001, respectively. Tax effect was calculated for these minimum pension liabilities when tax benefits are considered more likely than not. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan's assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

  (iii)  Comprehensive income/(loss)

        Comprehensive income/(loss) includes all changes in Stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The Comprehensive income reconciliation for the years ended December 31, 2001 and 2000 have been restated to reflect a charge to equity, net of tax, of recognizing the minimum liability in accordance with FAS 87. The following table presents Comprehensive income/(loss) for the years ended December 31, 2002, 2001 and 2000:

	2002	2001 as restated	2001 as reported	2000 as restated	2000 as reported
Net income/(loss) (U.S. GAAP)	43	(213)	(213)	216	216
Derivatives	(3)	(35)	(35)	—	—
Pension liability over plan assets	(177)	(34)	—	(7)	—
Translation	(400)	(28)	(28)	(28)	(28)

Comprehensive income/(loss)	(537)	(310)	(276)	181	188

  (iv)  Operating income

        Amortization of goodwill (note 2.1.1.), and the loss on the sales of receivables and other income/(expense) (note 21) which are recorded below Operating income/(loss) in accordance with French GAAP should be included in Operating income/(loss) for U.S. GAAP. Loss on sales of receivables and other income/(expense) have been reclassified in 2001 and 2000 to conform with current year's presentation. A reconciliation of Operating income/(loss) between U.S. GAAP and French GAAP follows:

	2002	2001	2000
Operating income—French GAAP	351	91	528
Operating income—discontinued operations	(47)	(85)	(59)
Amortization of goodwill	—	(75)	(32)
Loss on sales of receivables	(29)	(27)	(17)
Other income/(expense)	(14)	(76)	(16)

Operating income/(loss) U.S. GAAP	261	(172)	404

(e)  Goodwill and Other intangible assets—FAS 142 additional disclosures

        FAS 142 requires disclosures of the detail by operating segment and the changes in the carrying amount of goodwill for the year ended December 31, 2002, as well as the detail of other intangible assets by nature:

	Fine Organics	Consumer Specialties	Industrial Specialties	Polyamide	Services & Specialties	Consolidated
Balance, January 1, 2002	476	682	102	19	75	1,354
Additions/(reductions)	—	16	(2)	(1)	—	13
Translation	(67)	(54)	(6)	—	(10)	(137)

Balance, December 31, 2002	409	644	94	18	65	1,230

        Other intangible assets (all finite-lived) at December 31, 2002 and 2001 consist of the following:

	December 31, 2002			December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents, licenses and trademarks	101	(63)	38	129	(70)	59
Capitalized software	260	(165)	95	261	(163)	98
Other intangible assets	80	(36)	44	86	(37)	49

Total	441	(264)	177	476	(270)	206

        Anticipated amortization of patents, licenses and trademarks, and other intangible assets is estimated to be €10 million for each of the next five years.

(f)    Transfers of accounts receivables—FAS 140 additional disclosures

        Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140) provides the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, and requires certain disclosures.

        Transfers of accounts receivables are accounted for as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, or if the transferee is a qualifying special purpose entity, each holder of beneficial interests obtains the right to pledge or exchange transferred beneficial interests, and when Rhodia does not maintain effective control over the transferred assets.

        Rhodia records the residual interests in receivables sold at fair value based on the present value of estimated cash flows, allocated between the portion of receivables sold and the portion of receivables retained based on their relative fair values at the date of sale.

        Rhodia services the receivables sold and receives compensation for these services which approximates fair value.

        Certain Rhodia companies sold uncollected receivables during 2002 and 2001, on a monthly or quarterly basis, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits. In 2002, Rhodia entered into a new multi-year asset securitization agreement under which certain European subsidiaries can fund up to €240 million of receivables through a QSPE that then sells the interests it purchased in those receivables to a commercial paper conduit.

        Residual interests were €96 million and €101 million as of December 31, 2002 and 2001, respectively, are stated at fair value, based on the present value of estimated cash flows.

        The amount of receivables sold as of December 31, 2002 and 2001 was €627 million and €718 million, respectively, which generated a net cash collection as of December 31, 2002 and 2001 of €531 million and €617 million, respectively, reflecting a dilution of 15.3% and 14.1%, respectively. The average amount of receivables sold in 2002 was €635 million compared with €613 million in 2001, which generated an average net cash collection of €539 million in 2002 compared with €519 million in 2001, reflecting an average dilution of 15.1% and 15.3%, respectively.

        The total amount of receivables sold in 2002 and 2001 to QSPEs was €3.4 billion and €3.5 billion, respectively. The total amount of cash collected in 2002 and 2001 from QSPEs was €3.4 billion and €3.5 billion, respectively.

        The loss on the sales of receivables was €29 million, €27 million and €17 million for 2002, 2001 and 2000, respectively, reflecting the economic costs of payment terms given to customers.

(g)  Stock options—FAS 123 additional disclosures

        If Rhodia had followed the fair value method for the stock option and stock purchase plans established in 2002, 2001 and 2000, net income/(loss) and earnings/(loss) per share would have been as follows:

	2002	2001	2000
Net income/(loss) as reported under U.S. GAAP	43	(213)	216
Less total stock-based employee compensation expense determined under the fair value method described below for all awards at the respective date of grant, net of related tax effects	(4)	(4)	(3)

Pro forma net income/(loss)	39	(217)	213

	2002	2001	2000
	(in €)
Basic and diluted earnings/(loss) per share:
As reported	0.24	(1.19)	1.23
Pro forma	0.22	(1.21)	1.21

        The fair value of Rhodia stock options granted in 2002, 2001 and 2000 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options 4–5 years (2002 and 2001) 4–6 years (2000), stock price volatility (37%, 34% and 35%, respectively), dividend rate (2.55%, 2.50% and 2.20%, respectively), and risk free interest rate (5.30%, 4.80% and 4.90%–5.20%, respectively).

(h)  Discontinued operations—FAS 144 additional disclosures

        The accounting for discontinued operations under U.S. GAAP changed in 2002. Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The results of operations of these disposals, including financial expenses, income taxes and the gain/(loss) on the disposal are all reflected as discontinued operations. Prior periods must be restated in a comparable manner.

        Presented below is consolidated summary financial information for the years ended December 31, 2002, 2001 and 2000 reflecting the 2002 disposals of businesses as discontinued operations:

	2002	2001	2000
Net sales	6,061	6,554	6,647
Operating income	261	(172)	404
Income/(loss) from continuing operations	67	(232)	222
Discontinued operations(1)	(24)	19	(6)

Net income/(loss)	43	(213)	216

Basic and diluted earnings/(loss) per share:
Earnings/(loss) per share from continuing operations	0.37	(1.30)	1.26
Earnings/(loss) per share from discontinued operations	(0.13)	0.11	(0.03)

Earnings/(loss) per share	0.24	(1.19)	1.23

(1)
Including a net loss on disposal of €38 million in 2002 and income taxes/(benefit) of €8 million, €15 million and €(11) million in 2002, 2001 and 2000, respectively.

(h)  Earnings/(loss) per share—FAS 128 additional disclosures

        The following table sets forth the computation of diluted earnings per share:

	2002	2001	2000
Weighted-average shares outstanding	178,765,518	179,103,640	175,843,305
Effect of dilutive securities—put option (note 15b)	—	—	508,627

Diluted weighted-average shares	178,765,518	179,103,640	176,351,932

(i)    New accounting standards for U.S. GAAP in 2003

        Accounting for Asset Retirement Obligations (FAS 143) requires, as of January 1, 2003, that Rhodia recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. Rhodia believes that such obligations cannot be determined and that it cannot make a reasonable estimate of potential asset retirement obligations under existing regulations, since its industrial sites have long and indeterminable useful lives.

        Accounting for the Costs Associated with Exit or Disposal Activities (FAS 146) requires, as of January 1, 2003, that Rhodia account for these costs when incurred instead of at the date of its commitment to an exit plan as permitted under current U.S. GAAP. Since the new standard only impacts the timing of the recognition and the initial measurement of the amount of the liabilities relating to exit and disposal activities, Rhodia believes that the adoption of this standard will not have a significant effect on its consolidated financial position, results of operations or cash flows.

        Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) requires that Rhodia recognized a liability at the inception of the guarantee for guarantees issued or modified after December 31, 2002, for the fair value of the obligation Rhodia assumed in issuing the guarantee. Rhodia has issued guarantees for its portion of indebtedness of companies accounted for on the equity method and other non-consolidated companies (note 23), certain guarantees relating to the disposals of Rhodia-Ster and the phenol, HCL and soda ash businesses in 2002 (note 23j). In addition, Rhodia has issued residual value guarantees under equipment operating leases (note 23b) that totaled €70 million (net of deferred profits of €69 million that are recorded in Other long-term liabilities) as of December 31, 2002. Rhodia does not expect to pay any amounts under the residual value guarantees since the fair values of the leased equipment are projected, by an independent appraiser, to be in excess of the residual value guarantees.

        Consolidation of Variable Interest Entities (FIN 46) will require by July 1, 2003 for any variable interest entity in which Rhodia had acquired an interest before February 1, 2003, that Rhodia consolidate any variable interest entity in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of following three characteristics of a controlling financial interest: (i) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (ii) the obligation to absorb the expected losses of the entity if they occur, and (iii) the right to receive the expected residual returns of the entity if they occur. The group is currently in the process of assessing any potential FIN 46 impact in particular in relation to operating leases and asset securitization agreements. However, management believes that no variable interest entity issue would be likely to exist when FIN 46 will be effective.

30.  CONSOLIDATED SUBSIDIARIES END OF 2002

        In 2002, Rhodia's perimeter of consolidation included 179 companies (2001: 196), 153 companies are fully consolidated (2001: 162) and 26 companies are accounted for on the equity method (2001: 34).

        The companies are:

Globally integrated subsidiaries	Countries	% owned
RHODIA ACETOW AG	GERMANY	100
RHODIA DEUTSCHLAND GMBH	GERMANY	100
RHODIA ENGINEERING PLASTICS GMBH	GERMANY	100
RHODIA GERMANY INTERNATIONAL	GERMANY	100
RHODIA GMBH	GERMANY	100
RHODIA GRUPPENUNT GMBH	GERMANY	100
RHODIA PERFORM.FIBRES GMBH	GERMANY	100
RHODIA SILICON GMBH	GERMANY	100
RHODIA SYNTECH GMBH	GERMANY	100
RECIPET ARGENTINA	ARGENTINA	99.17
RHODIA POLIAMIDA SUCURSAL ARGENTINA	ARGENTINA	100
RHODIASTER FIPACK ARGENTINA	ARGENTINA	99.99
A&W CHEMICALS PTY LTD AUSTRALIA	AUSTRALIA	100
RHODIA AUSTRALIA PTY	AUSTRALIA	100
RHODIA SILICONES AUSTRALIA PTY LTD	AUSTRALIA	100
RHODIA TRADING AUSTRALIA PTY LTD	AUSTRALIA	100
RHODIA BELGIUM	BELGIUM	99.99
RHODIA CHEMIE NV	BELGIUM	100
RHODIA ACETOW LTDA	BRAZIL	100
RHODIA BRAZIL LTDA	BRAZIL	100
RHODIA PAR	BRAZIL	100
RHODIA POLIAMIDA BRASIL	BRAZIL	100
RHODIA POLIAMIDA LTDA	BRAZIL	100
RHOPART—PART SERVICIOS E COMERCIO LTDA	BRAZIL	100
RHODIA CANADA INC	CANADA	100
RHODIA ENGINEERING PLASTICS INC	CANADA	100
BAOTOU RHODIA RARE EARTHS CO LTD	CHINA	55
BEIJING RP EASTERN CHEMICAL LTD	CHINA	70
RHODIA CHINA CO LTD	CHINA	100
RHODIA HENGCHANG ZH. SPECIALTY CHEMICALS CO LTD	CHINA	70
RHODIA SILICA QINGDAO CO LTD	CHINA	100
RHODIA SILICONES SHANGHAI CO LTD	CHINA	100
RHODIA SPECIALITY CHEMICALS WUXI	CHINA	70
RHODIA SUZHOU ANLI SC	CHINA	70
RUOHAI (ZHEJIANG) FINE CHEMICALS CO LTD	CHINA	100
SHANGHAI LONG MA ENGINEERING PLACTICS CO LTD	CHINA	66
RHODIA POLYAMIDES CO LTD	SOUTH KOREA	100

RHODIA SILICA KOREA CO LTD	SOUTH KOREA	100
CONUBEN SL	SPAIN	83.64
RHODIA ENGINEERING PLASTICS SA	SPAIN	100
RHODIA HPCII ESPANA	SPAIN	100
RHODIA IBERIA SA	SPAIN	100
RHODIA IBERLATEX	SPAIN	100
RHODIA SILICONAS ESPANA SA	SPAIN	100
ALCOLAC INC	UNITED STATES	100
HEAT ENERGY ADVANCED TECHNOLOGY INC	UNITED STATES	100
RHODIA CHIREX AMERICA INC	UNITED STATES	100
RHODIA CHIREX INC	UNITED STATES	100
RHODIA ELECTRONICS & CATALYSIS INC	UNITED STATES	100
RHODIA ENGINEERING PLASTICS CORP—USA	UNITED STATES	100
RHODIA FINANCIAL SERVICES INC	UNITED STATES	100
RHODIA HOLDING INC	UNITED STATES	100
RHODIA INC	UNITED STATES	100
RHODIA INDIA HOLDINGS INC	UNITED STATES	100
RP SPECIALITY CHEMICALS HLDG CO	UNITED STATES	100
GESMO	FRANCE	100
GIE OSIRIS	FRANCE	58.41
GIE SAINT VICTOIRE	FRANCE	100
ICMD—IND. CHIM. MULHOUSE DORNACH	FRANCE	100
ORELIS	FRANCE	100
RHODIA ACETOL	FRANCE	100
RHODIA CAP	FRANCE	100
RHODIA CHIMIE	FRANCE	100
RHODIA ECO SERVICES	FRANCE	100
RHODIA ELECTRONICS & CATALYSIS	FRANCE	100
RHODIA ENERGY	FRANCE	100
RHODIA ENGINEERING PLASTICS SA	FRANCE	100
RHODIA ETANCHEITE	FRANCE	100
RHODIA FOOD SAS	FRANCE	100
RHODIA HPCII	FRANCE	100
RHODIA INTERMEDIAIRES	FRANCE	100
RHODIA ORGANIQUE	FRANCE	100
RHODIA P.I. BELLE ETOILE	FRANCE	100
RHODIA P.I. CHALAMPE	FRANCE	100
RHODIA PARTICIPATIONS	FRANCE	100
RHODIA PERFORM.FIBRES SAS	FRANCE	100
RHODIA POLYAMIDE INTERMEDIATES	FRANCE	100
RHODIA POLYAMIDES ENGINEERING	FRANCE	65

RHODIA PPMC SAS	FRANCE	100
RHODIA RECHERCHES	FRANCE	100
RHODIA SERVICES	FRANCE	100
RHODIA SILICES	FRANCE	100
RHODIA SILICONES	FRANCE	100
RHODIANYL SNC	FRANCE	100
RHODITECH	FRANCE	100
A&W CHEMICALS (INDIA)	INDIA	72.93
RHODIA ENGINEERING PLASTICS SRL	ITALY	100
RHODIA GERONAZZO SPA	ITALY	100
RHODIA ITALIA SPA	ITALY	100
RHODIA PERFORM.FIBRES SRL	ITALY	100
RHODIA SILICONI ITALIA SPA	ITALY	100
SRN ITALIA SRL	ITALY	100
ANAN KASEI CO LTD	JAPAN	67.01
RHODIA JAPAN LTD	JAPAN	100
RHODIA NICCA LTD	JAPAN	60
RHODIA INDUSTRIAL YARNS SIA	LATVIA	100
RHODIA CONS SPEC MALAYSIA	MALAYSIA	100
RHODIA MALAYSIA SND BHD	MALAYSIA	100
RHODIA DE MEXICO SA DE C.V.	MEXICO	100
RHODIA ESPECIALIDADES	MEXICO	100
RHODIA FOSFATADOS	MEXICO	100
RHODIA MEXICANA SA DE C.V.	MEXICO	100
RHODIA SERVICIOS SA DE C.V.	MEXICO	100
TROY GRUPO INDUSTRIAL	MEXICO	100
MEYPRO BV	NETHERLANDS	100
RHODIA ECO SERVICES NEDERLAND BV	NETHERLANDS	100
RHODIA ENGIN. PLAST. NV (NYLTECH NV)	NETHERLANDS	100
RHODIA FINANCE INTERNATIONAL BV	NETHERLANDS	100
RHODIA INTERNATIONAL HOLDINGS BV	NETHERLANDS	100
RHODIA NEDERLAND BV	NETHERLANDS	100
RHODIA FOOD BIOLACTA SPZ	POLAND	97.14
INDAL—INDUSTRIAS DE ALFARROBA LTD	PORTUGAL	100
HOLMES CHAPEL TRADING LTD	UNITED KINGDOM	100
RHODIA CHEMICALS LTD	UNITED KINGDOM	100
RHODIA CHIREX (ANNAN) LTD	UNITED KINGDOM	100
RHODIA CHIREX (DUDLEY) LTD	UNITED KINGDOM	100
RHODIA CHIREX HOLDINGS LTD	UNITED KINGDOM	100
RHODIA CONSUMER SPECIALTIES LTD	UNITED KINGDOM	100
RHODIA ECO SERVICES LTD	UNITED KINGDOM	100

RHODIA ENGINEERING PLASTICS LTD	UNITED KINGDOM	100
RHODIA FOOD UK LTD	UNITED KINGDOM	100
RHODIA HOLDING LTD	UNITED KINGDOM	100
RHODIA HPCII LTD	UNITED KINGDOM	100
RHODIA INDUSTRIAL SPECIALTIES LTD	UNITED KINGDOM	100
RHODIA INTERNATIONAL HOLDINGS LTD	UNITED KINGDOM	100
RHODIA INVESTMENTS LTD	UNITED KINGDOM	100
RHODIA LTD	UNITED KINGDOM	100
RHODIA ORGANIQUE FINE LTD	UNITED KINGDOM	100
RHODIA OVERSEAS LTD	UNITED KINGDOM	100
RHODIA REORGANISATION LTD	UNITED KINGDOM	100
RHODIA SEALANTS LTD	UNITED KINGDOM	100
RHODIA TEXEL LTD	UNITED KINGDOM	100
RHODIA UK LTD	UNITED KINGDOM	100
SERTOW SERPUKHOV	RUSSIA	97.01
AW ASIA PACIFIC HOLDINGS PTE	SINGAPORE	100
RHODIA ASIA PACIFIC PTE LTD	SINGAPORE	100
RHODIA INDUSTRIAL YARNS AS	SLOVAKIA	100
MEYHALL AG	SWITZERLAND	100
PARTICIPATIONS CHIMIQUES	SWITZERLAND	99.99
RHODIA CAPITAL MARKET	SWITZERLAND	100
RHODIA INDUSTRIAL YARNS AG	SWITZERLAND	100
SOPARGEST	SWITZERLAND	99.98
RHODIA ENGIN. PLAST. TAIWAN CO LTD	TAIWAN	100
AW THAI HOLDINGS LTD	THAILAND	100
RHODIA PPMC THAILAND LTD	THAILAND	100
RHODIA THAI INDUSTRIE	THAILAND	74
ALAVER SA	URUGUAY	100
ALEXIL S.A.	URUGUAY	100
FAIRWAY INVESTIMENTOS SA	URUGUAY	100
ZAMIN COMPANY SA	URUGUAY	100
PETPACK S.A.	VENEZUELA	60
RHODIA ACETOW VENEZUELA C.A.	VENEZUELA	100
RHODIA SILICES DE VENEZUELA C.A.	VENEZUELA	100

Subsidiaries accounted for on the equity method	Countries	% owned
WARMEVERBUNDKRAFTWERK FREIBURG GMBH	GERMANY	47.50
A&W AUSTRALIA	AUSTRALIA	50
GELYMAR	CHILE	50
JADE FINE CHEMICALS WUXI CO LTD	CHINA	60
LUOPING PHOSPHORUS CHEMICAL CO LTD	CHINA	50
YING LONG	CHINA	73
PRODUCTORA ANDINA DE ACIDOS Y DERIVADOS	COLOMBIA	100
AUXILIAR PAPELERA	SPAIN	50
NYCOA INC	UNITED STATES	50
OATRIM	UNITED STATES	50
PRIMESTER	UNITED STATES	50
BAIKOWSKI CHIMIE	FRANCE	30.22
BUTACHIMIE	FRANCE	50
CEVCO—CENTR.ELECTR.VAPEUR PT DE CLAIX	FRANCE	40
COGENERATION CHALAMPE	FRANCE	50
CYCLEON	FRANCE	50
GIE CHIMIE SALINDRES	FRANCE	50
GIE SPIRAL	FRANCE	58.20
NOVANCE	FRANCE	24.99
RHODIGAZ	FRANCE	50.04
HINDUSTAN GUM & CHEMICALS LTD	INDIA	50
RHODIA MANYAR	INDONESIA	50
RHODIA ORGANO FOOD TECH CO LTD	JAPAN	49
NYLSTAR NV	NETHERLANDS	50
CHEMPHIL AW CORPORATION	PHILIPPINES	39.98
THAI POLYPHOSPHATES & CHEMICALS	THAILAND	30

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHODIA
Date: May 5, 2003	By:	/s/ PIERRE PROT
	Name:	Pierre Prot
	Title:	Chief Financial Officer

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INDEX TO FINANCIAL STATEMENTS
RHODIA AND SUBSIDIARIES Report of Independent Accountants
RHODIA GROUP BALANCE SHEETS
RHODIA GROUP STATEMENTS OF INCOME
RHODIA GROUP STOCKHOLDERS' EQUITY
RHODIA GROUP CASH FLOWS STATEMENTS
RHODIA GROUP INDEX TO NOTES TO FINANCIAL STATEMENTS
RHODIA GROUP NOTES TO THE FINANCIAL STATEMENTS
SIGNATURES